UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                                Pamet Systems, Inc.
                        ---------------------------------
                                 (Name of Issuer)

                                   Common Stock
                        ---------------------------------
                         (Title of Class of Securities)

                                   697640 10 0
                        ---------------------------------
                                 (CUSIP Number)


                              Bruce J. Rogow
                              Winnie R. Rogow
                              220 Ocean Avenue
                              Marblehead, MA   01945
                              (617) 631-4234
                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 March 2, 1998
                        ---------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 697640 10 0

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Bruce J. Rogow     SSN: ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                  7 SOLE VOTING POWER
                      25,000
                  8 SHARED VOTING POWER
                     451,250
                  9 SOLE DISPOSITIVE POWER
                      25,000
                 10 SHARED DISPOSITIVE POWER
                     451,250

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      476,250

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.9%

14  TYPE OF REPORTING PERSON*
      IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 697640 10 0

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Winnie R. Rogow    SSN: ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                               [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
                 7  SOLE VOTING POWER
                       4,000
                 8  SHARED VOTING POWER
                     451,250
                 9  SOLE DISPOSITIVE POWER
                       4,000
                10  SHARED DISPOSITIVE POWER
                     451,250

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      455,250

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.1%

14  TYPE OF REPORTING PERSON*
      IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

        Amendment No. 2 to Schedule 13D
        Pamet Systems, Inc.


        This Amendment No. 2 to Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of January 6, 1997 filed by Bruce J. Rogow and Winnie R. Rogow (collectively, the "Reporting Persons") relating to the common stock (the "Common Stock") of Pamet Systems, Inc. (the "Company"). The address of the principal executive office of the Company is 1000 Main Street, Acton, Massachusetts 01720.

Item 3. Source and Amount of Funds.

        Item 3 is hereby amended to add the following:

        The source of funds used by the Reporting Persons to purchase the Common Stock referred to In Item 5(c) was personal funds. The amount of funds used by the Reporting Persons to purchase the Common Stock is $531,250, which was paid in cash and by cancellation of promissory notes of the Issuer held by the Reporting Persons in the aggregate amount of $300,000 together with all accrued and unpaid interest thereon.

Item 5. Interest in Securities of Issuer.

        Item 5 is hereby amended and restated to read in its entirety as follows:

        (a) Mr. Rogow is the beneficial owner of 476,250 shares (18.9%) of Common Stock.

        Mrs. Rogow is the beneficial owner of 455,250 shares (18.1%) of Common Stock.

        The Common Stock beneficially owned by the Reporting Persons includes: (i) 5,000 shares of Common Stock held by Mr. Rogow's 401(k) account, (ii) 20,000 shares held by Mr. Rogow's retirement money purchase account, (iii) 95,000 shares of Common Stock held jointly, (iv) 4,000 shares held by Mrs. Rogow as custodian for Mr. and Mrs. Rogow's minor child, (v) 325,000 shares of Common Stock held by Rogow Opportunity Capital, LLC, a Massachusetts limited liability company ("Rogow Opportunity") of which Mr. and Mrs. Rogow are the sole members. and (vi) warrants (the "Warrants") held by Rogow Opportunity exercisable at any time or from time to time prior to March 2, 2003 to purchase up to 31,250 shares of Common Stock at an exercise price of $4.25 per share.

        The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 2,485,000 shares of Common Stock of the Company outstanding as of March 4, 1998 as reported to the Reporting Persons by an officer of the Company.

        (b) Mr. Rogow has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 25,000 shares of Common Stock held directly in his 401(k) and retirement money purchase accounts.

        Mrs. Rogow has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 4,000 shares of Common Stock held by her as custodian.

        Mr. and Mrs. Rogow share the power (i) to vote or to direct the voting of the 95,000 shares of Common Stock held jointly by them and (ii) to dispose and to direct the disposition of (x) the 95,000 shares of Common Stock held jointly by them and (y) the 325,000 shares of Common Stock held by Rogow Opportunity and the Warrants and the shares issuable upon exercise thereof.

        (c) The only transaction in the last 60 days by the Reporting Persons in the Common Stock was the purchase by Rogow Opportunity from the Company in a privately negotiated purchase on March 2, 1998 of 125,000 units, each unit representing (i) one share of Common Stock and (ii) a warrant to purchase one quarter of a share of Common Stock at an exercise price of $4.25 per share in consideration of $531,250 pursuant to a Securities Purchase Agreement dated as of March 2, 1998 (the "Securities Purchase Agreement").

        (d)     Not applicable.

        (e)     Not applicable.

Item 7. Material to be Filed as Exhibits.

        Exhibit A.      Securities Purchase Agreement

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March ___, 1998

                                              ____________________________
                                              Bruce J. Rogow


                                              ____________________________
                                              Winnie R. Rogow

                                EXHIBIT A
                      SECURITIES PURCHASE AGREEMENT


        This SECURITIES PURCHASE AGREEMENT (the "Agreement") is made and entered into as of March 2, 1998 by and between PAMET SYSTEMS, INC., a Massachusetts corporation whose principal place of business is 1000 Main Street, Acton, Massachusetts 01720 (the "Company"), and Rogow Opportunity Capital LLC, a Massachusetts company whose principal place of business is 220 Ocean Avenue, Marblehead, Massachusetts 01945 (the "Purchaser").

        WHEREAS, the Company is desirous of selling, and the Purchaser is desirous of acquiring, (i) one hundred twenty-five thousand shares (125,000) (the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of the Company and (ii) a five-year warrant (the "Warrant") in substantially the form attached hereto as Exhibit A to purchase up to thirty-one thousand two hundred fifty (31,250) additional shares (the "Warrant Shares") of Common Stock (the Shares and the Warrant together sometimes hereinafter are referred to as the "Securities"), on the terms and subject to the conditions hereinafter set forth.

        NOW, THEREFORE, in consideration of the promises and of the mutual obligations hereinafter set forth, and for such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:


                                  ARTICLE I
             PURCHASE AND SALE OF THE SHARES AND WARRANT; CLOSING

        Section 1.01 Purchase and Sale of the Shares and Warrant. Subject to the terms and conditions set forth in this Agreement, the Company agrees to issue and sell to the Purchaser, and the Purchaser agrees to purchase from the Company, the Shares and the Warrant for an aggregate purchase price of Five Hundred Thirty-one Thousand Two Hundred Fifty Dollars ($531,250), based on a purchase price of $4.25 for each unit comprised of (a) one Share and (b) the right to acquire one quarter of a Warrant Share under the Warrant (the "Purchase Price").

        Section 1.02 (a) Closing. The sale of the Securities by the Company to the Purchaser shall take place on March 2, 1998 at the offices of the Company or at such other place and time as may be agreed upon by the Purchaser and the Company (the "Closing"). At the Closing, the Company shall deliver to the Purchaser certificates evidencing the Securities against payment of the Purchase Price for the Securities, by certified or official bank check or wire transfer of immediately available funds to an account designated by the Company or by application of the principal and unpaid interest on the Company's notes dated January 5, 1998 and January 30, 1998 payable to the Purchaser.

        (2) Fairness Opinion. Prior to closing the Company shall have received an opinion of Wendell Minnick that the issuance of the Securities on the terms set forth herein is fair to the Company from a financial point of view.


                                  ARTICLE II
                REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company hereby represents and warrants to, and agrees with, the Purchaser, as of the date hereof and as of the Closing, as follows:

        Section 2.01 Incorporation and Corporate Existence. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by the Company and to carry on the business of the Company, as it is now being conducted.

        Section 2.02 Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The Company has taken all necessary corporate action to authorize the execution, delivery and performance by it of this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, and assuming due execution and delivery of the Agreement by the Purchaser, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency (including, without limitation, all laws relating to fraudulent transfers), moratorium or similar laws affecting creditors' rights and remedies generally, subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and subject to the effect of applicable securities laws as to rights to indemnification. The Company is not now, and has not been since inception
(x) in bankruptcy or reorganization, (y) subject to moratorium or similar laws affecting creditors' rights and remedies generally or (z) to the best knowledge of the Company, a party to any fraudulent transfer.

        Section 2.03 Consents and Approvals; No Conflict. The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not (i) require any consent, approval, authorization or other action by, or filing with or notification to, any governmental or regulatory authority, except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent the Company from performing any of its material obligations under this Agreement and would not have a material adverse effect on the Company; (ii) conflict with or violate the charter or by-laws of the Company; or (iii) except as would not prevent the Company from performing any of its material obligations under this Agreement and would not have a material adverse effect on the Company, conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Company.

        Section 2.04 Brokers. No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.


                                 ARTICLE III
               REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

        The Purchaser hereby represents and warrants to, and agrees with, the Company, as of the date hereof and as of the Closing, as follows:

        Section 3.01 Authority. The Purchaser has all necessary power and authority to execute and deliver this Agreement, to purchase the Securities from the Company and to consummate the transactions contemplated hereby.
This Agreement has been duly executed and delivered by the Purchaser and, and assuming due authorization, execution and delivery of the Agreement by the Company, this Agreement constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency (including, without limitation, all laws relating to fraudulent transfers), moratorium or similar laws affecting creditors' rights and remedies generally, subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and subject to the effect of applicable securities laws as to rights to indemnification.

        Section 3.02 Consents and Approvals; No Conflict. The execution and delivery of this Agreement by the Purchaser do not, and the performance of this Agreement by the Purchaser will not (i) require any consent, approval, authorization or other action by, or filing with or notification to, any governmental or regulatory authority, except (x) for a Form 4 and an amended Schedule 13D (or other appropriate form) of the Purchaser or an affiliate of the Purchaser, which Form 4 and amended Schedule 13D (or other appropriate form) will be promptly filed by or on behalf of the Purchaser after the Closing, or (y) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent the Purchaser from performing any of his material obligations under this Agreement; or (ii) except as would not prevent the Purchaser from performing any of his material obligations under this Agreement, conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Purchaser.

        Section 3.03   Absence of Litigation.   No claim, action, proceeding
or investigation is pending, or to the best knowledge of the Purchaser, threatened, which seeks to delay or prevent the consummation of the transactions contemplated hereby or which would be reasonably likely to adversely affect or restrict the Purchaser's ability to consummate the transactions contemplated hereby.

        Section 3.04   Investment Purpose; Legend; Private Placement.

        (1) The Purchaser is acquiring the Securities solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.

        (2) The Purchaser acknowledges that neither the Securities nor the Warrant Shares are registered under the Securities Act and that none of the Securities or the Warrant Shares may be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. The Purchaser acknowledges that the certificates evidencing the Securities and the Warrant Shares shall contain a legend substantially as follows:

        THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND SUCH SECURITIES MAY NOT BE SOLD, ENCUMBERED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT
        OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENT, AND, IF AN EXEMPTION SHALL BE APPLICABLE, THE HOLDER SHALL HAVE DELIVERED AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY (WHICH ACCEPTANCE SHALL NOT BE UNREASONABLY WITHHELD) THAT SUCH REGISTRATION IS NOT REQUIRED.

        (3) The Purchaser acknowledges that the Securities involve a great deal of risk and that there is a limited market for the Securities and the Warrant Shares. The Purchaser is able to (i) bear the economic risk of the investment in the Company, (ii) afford a complete loss of such investment, and (iii) hold indefinitely the Securities. In reaching an informed decision to invest in the Company, the Purchaser, one of whose principals is a director of the Company, has sufficient information to evaluate the merits and risks of an investment in the Securities of the Company. In that connection, in addition to such principal's participation in the Company's Board meetings since May 1997, (x) the Purchaser has received (A) the Company's proxy statement, dated April 30, 1997, for the Company's 1997 annual meeting of stockholders, (B) the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, as amended to date, and (C) the Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and (y) representatives of the Company have (A) fully and satisfactorily answered any questions which duly authorized representatives of the Purchaser desired to ask concerning the Company, and (B) furnished the Purchaser with any additional information or documents requested to verify the accuracy of or supplement any information previously delivered to or discussed with duly authorized representatives of the Purchaser.

        (4) The residence of the Purchaser set forth on page 1 of this Agreement is the true and correct residence of the Purchaser and the Purchaser has no present intention of becoming a resident or domiciliary of any other state or jurisdiction.

        Section 3.05 Accredited Investor. The Purchaser is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act because (please check as appropriate):

        [   ]   (1)     the Purchaser is an individual whose net worth,
                        either individually or with his spouse, exceeds
                        $1,000,000 on the date hereof;

        [   ]   (2)     the Purchaser is an individual whose individual
                        income exceeded $200,000 in each of the two previous years or whose joint income with his spouse exceeded
                        $300,000 in each of the three previous years, and has a reasonable expectation of reaching the same income level in the current year;

        [   ]   (3)     the Purchaser is a corporation, partnership or
                        Massachusetts or similar business trust, not formed for the specific purpose of acquiring the Units, with total assets in excess of $5,000,000; or

        [   ]   (4)     the investor hereby certifies that it is an
                        accredited investor because it is an entity in which each of the equity owners qualifies as an accredited investor under items (a), (b) or (c) above.

        Section 3.06 Brokers. No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.


                                  ARTICLE IV
                            RIGHT OF FIRST REFUSAL

        Section 4.01    Three Year Right of First Refusal.

        (1) If at any time prior to the third anniversary of the date hereof the Purchaser receives a bona fide offer from an unaffiliated third party in writing (an "Offer") to purchase any or all of the Securities or the Warrant Shares owned by the Purchaser (the "Offered Securities"), which the Purchaser desires to accept, then the Purchaser shall give the Company (i) written notice (the "Notice") of the name and address of the person who made the Offer (the "Proposed Acquiror") and (ii) a copy of the Offer, containing all of the material terms and conditions thereof, including (A) the number of Offered Securities to be purchased, (B) the price per Offered Share to be paid, (C) the terms and conditions of payment offered by the Proposed Acquiror and (D) the date and location of and procedures for selling Securities to the Proposed Acquiror.

        (2) The Company shall have the irrevocable right of first refusal for a period of 21 days after its receipt of the Notice to purchase the Offered Securities. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require the Company to purchase any of the Offered Securities. The Company may exercise its right of first refusal pursuant to this Section 4.01(b) to purchase the Offered Securities by notifying the Purchaser in writing within the 21-day period as set forth in this Section 4.01(b) of its intention to purchase all, but not less than all, of the Offered Securities, for the price and upon the terms and conditions of the Offer, all as specified in the Notice. The Company's purchase of any Offered Securities shall be approved by a resolution of the Board.

        (3) The closing of the purchase of Offered Securities by the Company shall be consummated 60 days after the date of the Notice at the offices of the Company or at such other place and time as may be agreed upon by the Purchaser and the Company (the "Offered Share Closing"). At the Offered Share Closing, the Purchaser shall deliver to the Company a certificate evidencing the Offered Securities, which Offered Securities shall be free and clear of all liens, claims and encumbrances. In accordance with the terms and conditions set forth in the Notice, the Company shall pay or cause to be paid to the Purchaser the full purchase price for the Offered Securities.

        (4) In the event the Company does not exercise its right of first refusal to purchase all of the Offered Securities, the Purchaser shall have the right for a period of 60 days after the date of the Notice to sell to the Proposed Acquiror all, but not less than all, of the Offered Securities, at the price and upon the terms and conditions specified in the Notice. In the event the Purchaser (i) proposes to sell any of the Securities other than in accordance with the preceding sentence or (ii) does not sell all of the Offered Securities to the Proposed Acquiror within such 60-day period, then prior to any sale or transfer of such Securities, the Purchaser shall be required first to offer such Securities to the Company in the manner provided in this Section 4.01.


                                  ARTICLE V
                                MISCELLANEOUS

        Section 5.01 Expenses. The Purchaser hereby agrees that all fees and expenses incurred by the Purchaser in connection with this Agreement shall be borne by the Purchaser, and the Company hereby agrees that all fees and expenses incurred by the Company shall be borne by the Company, in each case including without limitation all fees and expenses of such party's counsel and accountants.

        Section 5.02 Public Announcements. Except as required by law, neither the Company nor the Purchaser shall make any public announcements in respect of this Agreement or the transactions contemplated herein or otherwise communicate with any news media without prior notification to the other party.

        Section 5.03 Survival of Representations and Warranties. All representations and warranties contained herein shall survive the execution and delivery of this Agreement, the Closing and any investigation at any time made by or on behalf of either party hereto.

        Section 5.04 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any prior oral or written agreement between the parties.

        Section 5.05 No Third-Party Beneficiaries; Assignment. This Agreement is for the sole benefit of and binding upon the parties hereto and their permitted successors and assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall be binding upon the parties hereto and their respective successors and assigns, and shall inure to the benefit of and be enforceable by the parties hereof and their respective successors and assigns.

        Section 5.06 Amendment. This Agreement may be amended or modified only by an instrument in writing signed by the Company and the Purchaser.

        Section 5.07 Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

        Section 5.08 Gender and Number; Headings. Whenever used in this Agreement, the singular number shall include the plural, the plural the singular, and the use of any gender shall be applicable to all genders. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement

        Section 5.09 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts without giving effect to the principles of conflicts of laws thereof. The Company and the Purchaser hereby consent to the jurisdiction of the state and federal courts of the Commonwealth of Massachusetts for all disputes arising under this Agreement.

        IN WITNESS WHEREOF, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above.



Attest:__________________________             By:_____________________________
       Name: Richard C. Becker                   Name: Joel B. Searcy
       Title: Vice President                     Title: Chairman

Corporate Seal
                                              ROGOW OPPORTUNITY CAPITAL LLC


                                              By:_____________________________
                                                 Name: Winnie R. Rogow
                                                 Title: Manager



                                              By:_____________________________
                                                 Name: Bruce J. Rogow
                                                 Title: Manager

                                                                EXHIBIT A
                               FORM OF WARRANT


NEITHER THIS WARRANT NOR THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND NEITHER THIS WARRANT NOR SUCH SHARES MAY BE SOLD, ENCUMBERED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENT, AND, IF AN EXEMPTION SHALL BE APPLICABLE, THE HOLDER SHALL HAVE DELIVERED AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY (WHICH ACCEPTANCE SHALL NOT BE UNREASONABLY WITHHELD) THAT SUCH REGISTRATION IS NOT REQUIRED.


Void after 5:00 p.m. Eastern Standard Time, on March 2, 2003.


                       WARRANT TO PURCHASE COMMON STOCK

                                      OF

                             PAMET SYSTEMS, INC.


        FOR VALUE RECEIVED, PAMET SYSTEMS, INC. (the "Company"), a Massachusetts corporation, hereby certifies that Rogow Opportunity Capital LLC, a Massachusetts company, or its permitted assigns, is entitled to purchase from the Company, at any time or from time to time commencing March 2, 1998, and prior to 5:00 P.M., Eastern Standard Time, on March 2, 2003, a total of thirty-one thousand two hundred fifty (31,250) fully paid and nonassessable shares of Common Stock, par value $.01 per share, of the Company for an aggregate purchase price of $132,812.50 (computed on the basis of $4.25 per share). (Hereinafter, (i) said Common Stock, together with any other equity securities which may be issued by the Company with respect thereto or in substitution therefor, is referred to as the "Common Stock,"
(ii) the shares of the Common Stock purchasable hereunder are referred to as the "Warrant Shares," (iii) the aggregate purchase price payable hereunder for the Warrant Shares is referred to as the "Aggregate Warrant Price," (iv) the price payable hereunder for each of the Warrant Shares is referred to as the "Per Share Warrant Price," (v) this Warrant, and all warrants hereafter issued in exchange or substitution for this Warrant are referred to as the "Warrant" and (vi) the holder of this Warrant is referred to as the "Holder.") The number of Warrant Shares for which this Warrant is exercisable is subject to adjustment as hereinafter provided. In the event of any such adjustment, the Per Share Warrant Price shall be adjusted by multiplying the Per Share Warrant Price in effect immediately prior to such adjustment by a fraction the numerator of which is the aggregate number of Warrant Shares for which this Warrant may be exercised immediately prior to such adjustment and the denominator of which is the aggregate number of Warrant Shares for which this Warrant may be exercised immediately after such adjustment.

1. Exercise of Warrant. This Warrant may be exercised, in whole at any time or in part from time to time, commencing March 2, 1998, and prior to 5:00 P.M., Eastern Standard Time, on March 2, 2003, by the Holder of this Warrant by the surrender of this Warrant (with the subscription form at the end hereof duly executed) at the address set forth in Subsection 9(a) hereof, together with proper payment of the Aggregate Warrant Price, or the proportionate part thereof if this Warrant is exercised in part.

        The Aggregate Warrant Price or Per Share Warrant Price may be paid:
(a) in cash, (b) by surrender to the Company of shares of its Common Stock with a fair value, on the date of exercise that is equal to the Aggregate Warrant Price or Per Share Warrant Price, as the case may be, in respect of the number of Warrants exercised, (c) by surrender to the Company of Warrants (as provided below) or (d) by a combination of (a), (b) or (c) hereof. The Holder shall have the right to convert Warrants or any portion thereof (the "Conversion Right") into Warrant Shares as provided in this paragraph, but only if, at the time of such conversion, the Per Share Warrant Price shall be less than the current market price per share of Common Stock and the Warrants shall otherwise be exercisable under the provisions of this Warrant. Upon exercise of the Conversion Right with respect to a particular number of Warrants (the "Converted Warrants"), the Company shall deliver to the Holder (without payment by the Holder of any cash or other consideration) that number of Warrant Shares equal to the quotient obtained by dividing (a) the difference between (i) the product of the fair value per share of Common Stock as of the date the Conversion Right is exercised (the "Conversion Date") and the number of Warrant Shares into which the Converted Warrants could have been exercised hereunder and (ii) the aggregate Per Share Warrant Price that would have been payable upon such exercise of the Converted Warrants as of the Conversion Date, by (b) the fair value per share of Common Stock as of the Conversion Date. For purposes of this paragraph, the fair value per share of Common Stock shall mean the average Closing Price of the Common Stock for the ten Trading Days immediately preceding the Conversion Date.

        As used in this Section 1, Trading Day means, in the event that the Common Stock is listed or admitted to trading on the New York Stock Exchange (or any successor to such exchange), a day on which the New York Stock Exchange (or such successor) is open for the transaction of business, or, if the Common Stock is not listed or admitted to trading on such exchange, a day on which the principal national securities exchange on which the Common Stock is listed is open for the transaction of business, or, if the Common Stock is not listed or admitted to trading on any national securities exchange, a day on which any New York Stock Exchange member firm is open for the transaction of business.


        As used in this Section 1, the Closing Price of the Company's Common Stock shall be the last reported sale price as shown on the Composite Tape of the New York Stock Exchange, or, in case no such reported sale price is quoted on such day, the average of the reported closing bid and asked prices on the New York Stock Exchange, or, if the Common Stock is not listed or admitted to trading on such exchange, the last reported sales price, or in case no such reported sales price is quoted on such day, the average of the reported closing bid and asked prices, on the principal national securities exchange (including, for purposes hereof, the National Association of Securities Dealers, Inc. National Market System) on which the Common Stock is listed or admitted to trading, or, if it is not listed or admitted to trading on any national securities exchange, the average of the high closing bid price and the low closing asked price as reported on an inter-dealer quotation system. In the absence of any available public quotations for the Common Stock, the Board of Directors of the Company shall determine in good faith the fair value of the Common Stock, which determination shall be set forth in a certificate by the Secretary of the Company.

        Payment for Warrant Shares if made by cash shall be made by certified or official bank check payable to the order of the Company. If this Warrant is exercised in part, the Holder shall be entitled to receive a new Warrant covering the number of Warrant Shares in respect of which this Warrant has not been exercised and setting forth the proportionate part of the Aggregate Warrant Price applicable to such Warrant Shares. Upon such surrender of this Warrant, the Company will (a) issue a certificate or certificates in the name of the Holder for the shares of the Common Stock to which the Holder shall be entitled, and (b) deliver the proportionate part thereof if this Warrant is exercised in part, pursuant to the provisions of the Warrant.

        No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the fair value of a share.

2. Reservation of Warrant Shares. The Company agrees that, prior to the expiration of this Warrant, the Company will at all times have authorized and in reserve, and will keep available, solely for issuance or delivery upon the exercise of this Warrant, the shares of the Common Stock as from time to time shall be receivable upon the exercise of this Warrant.

3.      Anti-Dilution Provisions.


        (a) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the number of Warrant Shares for which this Warrant may be exercised shall be adjusted so that if the Holder surrendered this Warrant for exercise after such action the Holder would be entitled to receive the number of shares of Common Stock or other capital stock of the Company which he would have been entitled to receive had such Warrant been exercised immediately prior to such action. An adjustment made pursuant to this subsection (a) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification. If, as a result of an adjustment made pursuant to this subsection (a), the Holder of this Warrant shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of this Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Warrant Price between or among shares of such classes of capital stock or shares of Common Stock and other capital stock.

        (b) In case of any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the holder shall have the right thereafter to exercise this Warrant for the kind and amount of securities, cash or other property which he would have owned or have been entitled to receive immediately after such consolidation, merger, statutory exchange, sale or conveyance had such Warrant been exercised immediately prior to the effective date of such consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the conversion of this Warrant. The above provisions of this subsection (b) shall similarly apply to successive consolidations, mergers, statutory exchanges, sales or conveyances. Notice of any such consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holder not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

        (c) Whenever the Per Share Warrant Price is adjusted as provided in this Warrant and upon any modification of the rights of the Holder of this Warrant in accordance with this Section 3, the Company shall promptly prepare a certificate of an officer of the Company, setting forth the Per Share Warrant Price and the number of Warrant Shares after such adjustment or modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause a copy of such certificate to be mailed to the Holder.


4. Fully Paid Stock; Taxes. The Company agrees that the shares of the Common Stock represented by each and every certificate for Warrant Shares delivered on the proper exercise of this Warrant shall, at the time of such delivery, be validly issued and outstanding, fully paid and nonassessable, and not subject to preemptive rights, and the Company will take all such actions as may be necessary to assure that the par value or stated value, if any, per share of the Common Stock is at all times equal to or less than the then Per Share Warrant Price. Subject to Section 5(e) hereof, the Company further covenants and agrees that it will pay, when due and payable, any and all Federal and state stamp, original issue or similar taxes that may be payable in respect of the issuance of any Warrant Shares or certificates therefor. The Holder covenants and agrees that it shall pay, when due and payable, any and all federal, state and local income or similar taxes that may be payable in respect of the issuance of any Warrant Shares or certificates therefor.

5.      Transfer

        (a) Securities Laws. Neither this Warrant nor the Warrant Shares issuable upon the exercise hereof have been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and unless so registered may not be transferred, sold, pledged, hypothecated or otherwise disposed of unless an exemption from such registration is available. In the event the Holder desires to transfer this Warrant or any of the Warrant Shares issued, the Holder must give the Company prior written notice of such proposed transfer including the name and address of the proposed transferee. Such transfer may be made only either (i) upon publication by the Securities and Exchange Commission (the "Commission") of a ruling, interpretation, opinion or "no action letter" based upon facts presented to said Commission, or (ii) upon receipt by the Company of an opinion of counsel acceptable to the Company to the effect that the proposed transfer will not violate the provisions of the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the rules and regulations promulgated under either such act, or to the effect that the Warrant or Warrant Shares to be sold or transferred have been registered under the Securities Act of 1933, as amended, and that there is in effect a current prospectus meeting the requirements of Subsection 10(a) of the Securities Act, which is being or will be delivered to the purchaser or transferee at or prior to the time of delivery of the certificates evidencing the Warrant or Warrant Shares to be sold or transferred.

        (b) Conditions to Transfer. Prior to any such proposed transfer (including, without limitation, a transfer by will or pursuant to the laws of descent and distribution), and as a condition thereto, if such transfer is not made pursuant to an effective registration statement under the Securities Act, the Holder will, if requested by the Company, deliver to the Company (i) an investment covenant, in form and substance equivalent to that signed by the original Holder of this Warrant, signed by the proposed transferee, (ii) an agreement by such transferee to the restrictive investment legend set forth herein on the certificate or certificates representing the securities acquired by such transferee, (iii) an agreement by such transferee that the Company may place a "stop transfer order" with its transfer agent or registrar, and (iv) an agreement by the transferee to indemnify the Company to the same extent as set forth in the next succeeding paragraph.

        (c) Indemnity. The Holder acknowledges that the Holder understands the meaning and legal consequences of this Section 5, and the Holder hereby agrees to indemnify and hold harmless the Company, its representatives and each officer and director thereof from and against any and all loss, damage or liability (including all attorneys' fees and costs incurred in enforcing this indemnity provision) due to or arising out of (a) the inaccuracy of any representation or the breach of any warranty of the Holder contained in, or any other breach by the Holder of, this Warrant, (b) any transfer of the Warrant or (c) any untrue statement or omission to state any material fact in connection with the investment representations or with respect to the facts and representations supplied by the Holder to counsel to the Company upon which its opinion as to a proposed transfer shall have been based.

        (d) Transfer. Upon surrender of this Warrant to the Company or at the office of its stock transfer agent, if any, with assignment documentation duly executed and funds sufficient to pay any transfer tax, and upon compliance with the foregoing provisions, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment, and this Warrant shall promptly be canceled. Any assignment, transfer, pledge, hypothecation or other disposition of this Warrant attempted contrary to the provisions of this Warrant, or any levy of execution, attachment or other process attempted upon the Warrant, shall be null and void and without effect.

        (e) Legend and Stop Transfer Orders. Unless the Warrant Shares have been registered under the Securities Act, upon exercise of any part of the Warrant and the issuance of any of the Warrant Shares, the Company shall instruct its transfer agent to enter stop transfer orders with respect to such shares, and all certificates representing Warrant Shares shall bear on the face thereof substantially the following legend, insofar as is consistent with Massachusetts law:

                "The shares of common stock represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold, offered for sale, assigned, transferred or otherwise disposed of unless registered pursuant to the provisions of that Act or an opinion of counsel to the Company is obtained stating that such disposition is in compliance with an available exemption from such registration."

6. Loss, etc. of Warrant. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

7. Warrant Holder Not Shareholder. Except as otherwise provided herein, this Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a shareholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a shareholder, prior to the exercise hereof.

8. Communication. No notice or other communication under this Warrant shall be effective unless the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:


        (a) the Company at 1000 Main Street, Acton, Massachusetts 01720, or such other address as the Company has designated in writing to the Holder, or

        (b) the Holder at 220 Ocean Avenue, Marblehead, Massachusetts 01945, or such other address as the Holder has designated in writing to the Company.

9. Headings. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

10. Applicable Law. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to the principles of conflict of laws thereof.

        IN WITNESS WHEREOF, PAMET SYSTEMS, INC., has caused this Warrant to be signed by a duly authorized officer as of this ______ day of ____________, 1998.


ATTEST:                         PAMET SYSTEMS, INC.



_______________________         By: ___________________________________
                                    Name:
                                    Title:

                                 SUBSCRIPTION


The undersigned, __________________________________________, pursuant to the provisions of the foregoing Warrant, hereby agrees to subscribe for the purchase of _________________________ shares of the Common Stock of PAMET SYSTEMS, INC. covered by said Warrant, and makes payment therefor in full at the price per share provided by said Warrant.

Dated __________________        Signature __________________________

                                  Address ____________________________

                                          ____________________________


                                  ASSIGNMENT

FOR VALUE RECEIVED _________________________ hereby sells, assigns and transfers unto _________________________ the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint
_________________________, attorney, to transfer said Warrant on the books of PAMET SYSTEMS, INC.

Dated __________________        Signature __________________________

                                  Address ____________________________

                                          ____________________________


                              PARTIAL ASSIGNMENT

FOR VALUE RECEIVED _________________________ hereby assigns and transfers unto _________________________ the right to purchase
_________________________ shares of the Common Stock of PAMET SYSTEMS, INC. by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced hereby, and does irrevocably constitute and appoint _________________________, attorney, to transfer that part of said Warrant on the books of PAMET SYSTEMS, INC.


Dated __________________        Signature __________________________

                                  Address ____________________________

                                          ____________________________